Ventures
Investor Presentation
Spring 2014
Fidelity National Financial
Filed by Fidelity National Financial, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934, as amended
Subject Company: Fidelity National Financial, Inc.
Commission File No.: 001-32630
Commission File No. for Registration Statement
on Form S-4: 333-194938

Forward Looking Statements
This presentation may contain forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management's beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-
looking statements, whether as a result of new information, future events or otherwise.  The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: changes in general economic, business and political conditions, including changes in the financial markets; a weak U.S. economy, weakness or adverse changes in the specific businesses in which we operate; our potential inability to find suitable acquisition candidates; significant competition that our portfolio companies; compliance with any government regulation of our portfolio companies; and other risks detailed in the “Statement Regarding Forward-Looking
Information,” “Risk Factors” and other sections of Fidelity National Financial, Inc.’s
Form 10-K and other filings with the Securities and Exchange Commission.

Legal Disclosure

Important Information Will be Filed with the SEC
Fidelity National Financial, Inc. (“FNF”) has filed with the SEC a Registration Statement on Form S-4 in connection with the implementation of a tracking stock structure whereby the existing common stock of FNF would be reclassified into two new tracking stocks (the “Recapitalization”) pursuant to an amendment and restatement of the Certificate of Incorporation of FNF
(the “Certificate of Incorporation”) including a preliminary Proxy Statement/Prospectus.  The Registration Statement has not yet
become effective.   Following the Registration Statement having been declared effective by the SEC, FNF plans to file with the SEC and mail to its stockholders a definitive Proxy Statement/Prospectus in connection with the Recapitalization.  INVESTORS AND
SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY
STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY FNF, INCLUDING THE DEFINITIVE
PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy
Statement/Prospectus and other documents filed with the SEC by FNF through the web site maintained by the SEC at
www.sec.gov or by directing a request to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204,
Attention: Investor Relations, Telephone: (904) 854-8100.
FNF, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Recapitalization.  Information regarding the directors and executive officers of FNF is contained in FNF’s Form 10-K for the year ended December 31, 2013 and FNF’s 10-K/A filed on May 1, 2014, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Fidelity National Title Insurance Company
Commonwealth Land Title Insurance Company
Alamo Title Insurance
CHICAGO TITLE INSURANCE COMPANY
BLACK KNIGHT FINANCIAL SERVICES
SERVICELINK A BLACK KNIGHT COMPANY
CERIDIAN
COMDATA Payment Innovation
AMERICAN BLUE RIBBON HOLDINGS
J. ALEXANDER'S LLC
digital insurance
Remy
Cascade Timber

Fidelity National Financial - Overview

Fidelity National
Title Group
Black Knight Holdings, Inc (1)
FNF Core
Fidelity National Financial
Ventures (“FNFV”)
($1.35 billion in aggregate book value) (2)
(1) FNF has a 65% ownership in Black Knight Financial Services, LLC and ServiceLink Holdings, LLC through Black Knight Holdings, Inc., a wholly owned subsidiary of FNF.
(2) Book value as of March 31, 2014, including $100 mm proposed cash investment from FNF. Excludes Non-Controlling Interests and other comprehensive income at Ceridian and Comdata.
Fidelity National Financial
(“FNF”)

FNFV - Overview
In January 2014, FNF announced that it was creating a tracking stock called
Fidelity National Financial Ventures (“FNFV”) that will be distributed to FNF shareholders once all required regulatory and shareholder approvals are obtained, which are expected to be completed by June 30, 2014
At the time of distribution, FNFV will be a separate publicly-traded stock (FNFV: NYSE) that will track and reflect the economic and financial performance of FNF’s portfolio company investments
The net book value of the portfolio company investments tracked by FNFV was $1.35 billion, including proposed $100 million cash from FNF at closing, or $4.72 per FNF share, as of March 31, 2014
FNF shareholders can expect to receive 1 share of FNFV for every 3 shares of FNF they hold prior to distribution; it is anticipated that FNFV will have approximately 95 million shares outstanding post-distribution
FNF management and Board of Directors will oversee the operations of FNFV
FNF expects modest incremental costs associated with accounting and regulatory fees to create and manage FNFV
FNF and FNFV stockholders have same voting rights on matters requiring FNF shareholder approval (e.g. voting rights pertaining to FNF Board Members, Auditors, Say-on-Pay, etc.)

FNFV - Rationale
FNF made the decision to create FNFV for the following reasons:
FNF believes its portfolio company investments have substantial value which may not be fully-reflected in FNF’s stock price
The portfolio company investments contain a mix of majority and minority-owned businesses, some of which are highly levered and do not generate meaningful adjusted net earnings, yet have significant underlying value.
The portfolio company investments operate in a variety of industries that are outside of the real estate and mortgage processing sectors
Post-distribution of FNFV, FNF will be a focused, pure-play, market leading title insurance, real estate and mortgage transaction processing businesses
The creation of FNFV allows investors the opportunity to own either or both FNF’s core business and/or FNFV’s portfolio company investments
With the closing of the LPS acquisition, FNF’s cash resources will be focused on maximizing the value of its core market leading title insurance, real estate and mortgage transaction processing businesses, repaying debt, paying dividends and repurchasing shares
The creation of FNFV will provide greater transparency around the inherent value of the portfolio company investments, with the objective of maximizing returns for FNFV stockholders

FNFV – Tracker Details
Tracking stock structure provides FNFV with full flexibility of investment and liquidity options for its portfolio company investments
Ability to invest in growth opportunities for existing portfolio companies and/or new non-core investment opportunities using FNFV financial resources
Ability to sell portfolio company investments for cash or common stock (proceeds stay with
FNFV)
Ability to declare special cash or stock dividends to FNFV stockholders using proceeds of a sale of a portfolio company investment
Ability to spin-off underlying shares of a portfolio company investment to FNFV shareholders
Post-distribution relationship between FNF and FNFV
FNFV will be governed and managed by FNF’s management and Board of Directors
At formation, FNF will provide FNFV $100 million in cash and $100 million in a revolving debt facility that FNFV can use for investment purposes in existing or new opportunities
Any cash investments made by FNFV in excess of these amounts must be funded using FNFV financial resources
FNF will also fund certain FNFV non-investment cash requirements such as corporate costs and working capital needs
Tracking stock distribution is subject to FNF stockholder approval – June 18, 2014

FNFV – Tracker Details
•
FNFV is not obligated to make any new investments if suitable investment opportunities are not discovered
No requirement for FNFV to hire additional investment resources or raise new investment capital
•
FNF has the right to convert FNFV common stock into FNF common stock in a stock-for-stock transaction at a declining premium to
FNFV’s stock price, beginning at a 10% premium for the first year of trading to no premium after the fifth year of trading
No premium is available for a conversion connected with a sale or distribution of all, or substantially all, of the assets of the portfolio companies
•
The existing Long-Term Incentive Plan (“LTIP”) related to certain portfolio company investments will be part of FNFV

FNFV - Strategy
–
Ownership: Take meaningful minority or control positions in
quality companies that are well-positioned in their respective industries, run by best in class management teams and that
compete in industries that have attractive organic and add-on
M&A growth opportunities
–
Operations: Ability to leverage FNF’s operational expertise and track record of growing industry-leading companies including
FNF, FIS and LPS
–
Governance: Direct representation on the Board of Directors
and actively interface with company management
–
Monetization Strategies: Pursue liquidity events, including
public offerings, a sale to a third party or spin-offs, at the appropriate time given each investment’s unique attributes, but typically within 3 to 5 years of initial ownership

Cascade Timber
70% owned
CERIDIAN
COMDATA
Payment Innovation
digital insurance
100% owned
AMERICAN BLUE RIBBON HOLDINGS
55% owned
J. ALEXANDER'S LLC
87% owned
Remy

$332 mm
25%
(1)
(1) Excludes other comprehensive income of ($76.8) million; Ceridian and Comdata are owned through a common holding company
(2) Includes Stillwater Insurance Group, Triple Tree Holdings, Fidelity National Timber Resources, Fidelity National
Environmental Solutions, Northern California Mortgage Fund, FNF Imaging and Wine Direct and $100 mm cash from FNF
FNFV Portfolio Company Investments –
$1.35 Billion Book Value
Other
(2)
$259 mm
19%
$332 mm
25%
(1)
$313 mm
23%
$148 mm
11%
$128 mm
10%
$68 mm
5%
$99 mm
7%
32% owned
32% owned
51% owned

Remy	AMERICAN BLUE RIBBON HOLDINGS passion to serve	J. ALEXANDER'S LLC	digital insurance Simplifying the health care journey

Significant Portfolio Company Investments

Premier food service
company, operating
approximately 640 company
owned and franchise family
and casual dining restaurants
in more than 40 states
Nation’s leading employee
benefits platform specializing
in health insurance
distribution and benefits
management for small and
mid-sized businesses
$110 mm cash equity
investment; 55% ownership
position
$156 mm cash investment
(51% ownership), own
16.3mm shares with market
value of $400 mm+ as of
03/31/14 – trades on
NASDAQ under ticker
symbol “REMY”
Acquired in December 2012
for approximately $100 mm
Premier food service
company, operating 40
upscale dining restaurants
$90 mm cash equity
investment; 87% ownership
position
2013 revenue: $69 mm
2013 EBITDA: $16 mm
2013 EBITDA margin: 23%
2013 revenue: $189 mm
2013 Adj. EBITDA: $17 mm
2013 Adj. EBITDA margin: 9%
A leading worldwide
manufacturer,
remanufacturer and
distributor of starters
and alternators for light
vehicle and commercial
vehicle applications,
locomotive products and
hybrid electric motors
2013 revenue: $1.1B
2013 Adj. EBITDA: $139 mm
2013 Adj. EBITDA margin:
12.4%
Business
Description
Investment /
Current
Ownership
Summary
Financials
2013 revenue: $1.2B
2013 Adj. EBITDA: $66 mm
2013 Adj. EBITDA margin:
5.5%

Significant Portfolio Company Investments

Business
Description
Business
Description
Investment/
Current
Ownership
Investment/
Current
Ownership
Financial
Information
Financial
Information
2013 revenue: $914 mm
2013 EBITDA: $186 mm
2013 EBITDA margin: 20%
2013 revenue: $581 mm
2013 EBITDA: $261 mm
2013 EBITDA margin: 45%
32% equity ownership
position through holding
company of Ceridian;
combined Ceridian/Comdata
current $332 mm book equity
investment; $491 original
combined cash investment
32% equity ownership
position through holding
company of Comdata;
combined Comdata/Ceridian
current $332 mm book
equity investment; $491
original combined cash
investment
A leading provider of global
human capital
management solutions and
payment solutions
A leading provider of
innovative payment
solutions, including
electronic payments and
fleet solutions

FNFV - Portfolio Company Investments

Company
Book Value
3/31/14
Comments
Comparable Company
Multiples
Ceridian & ComData
(1)
$331,840
On FNF books at approximately
10x 2013 EBITDA
14x - 17x EBITDA
(4)
Remy
313,453 $19.25 book value $24.63 stock price on 5/2/14
American Blue Ribbon
147,610
On FNF books at approximately
4x 2103 EBITDA
8x-11x EBITDA
(5)
J. Alexander’s
(2)
99,438
On FNF books at approximately
6x 2013 EBITDA
9x-13x EBITDA
(6)
Digital Insurance
(3)
128,128
On FNF books at approximately
8x 2013 EBITDA
10x - 14x EBITDA
(7)
Cascade
67,538 On FNF books at cost
Other
159,545 On FNF books at cost
Subtotal $1,247,552
Cash from FNF 100,000
Total Book Value $1,347,552
Book Value per Share $4.72
Millions, except per share data
(1) Excludes other comprehensive income of ~($76.8M)
(2) Includes $20M of debt at 12.5%; value reflects 87% FNF ownership
(3) Includes $58.5M of debt at 8%
(4) Comps represent HR SaaS firms and transaction processors such as ADP, Paychex, Concur Technologies, FleetCore and  WEX, Inc.
(5) Comps represent family and casual restaurants such as Cracker Barrel, Darden Restaurants, Brinker International and Dine Equity
(6) Comps represent public upscale dining companies such as Del Frisco's, Kona Grill and Ruth Chris
(7) Comps represent insurance brokers such as Arthur J. Gallagher, AON and Willis Group

FNFV - Selected Financial Highlights

(1) Adjusted EBITDA is adjusted for Realized gain/losses, Remy depreciation included in cost of sales and one time charges in 2013 of $17M related to Ceridian and $21M in Q12014. Adjusted net income and Adjusted EPS also excludes purchase price amortization, net of tax, of $0M, $14M, and $42M and $8M for each of 2011, 2012, 2013 and Q1 2014, respectively.
(2) Free cash flow is calculated as cash flow from operations less capital expenditures. CapEx for each of 2011, 2012, 2013 and Q1 2014, respectively was $0, $43M, and $78M and $12 M.
$mm’s except per share data
2011 2012 2013 Q1 2013 Q1 2014
Total Revenue $18 $1,535 $2,609 $656 $686
Adjusted EBITDA
(1)
$1 $50 $177 $41 $58
Pre-Tax Earnings ($1) $166 ($25) ($9) $21
Adjusted Net Earnings
(1)
$86 $39 $30 $4 $10
Adjusted Diluted EPS
(1)
$0.39 $0.17 $0.13 $0.02 $0.04
Free Cash Flow
(2)
$  - $101 $59 ($23) ($59)
GAAP Net Earnings $86 $166 ($34) ($6) ($16)
GAAP Diluted EPS $0.39 $0.73 ($0.14) ($0.03) ($0.06)

FNFV - Summary Balance Sheet

March 31, 2014
Cash and Investments $    480
Goodwill and Other Intangible Assets 982
Other Assets 1,168
Total Assets $2,630
Notes Payable $376
Other Liabilities 480
Total Liabilities 856
FNF Shareholders’ Equity 1,774
Non-controlling interests 467
Total Equity 1,307
Total Liabilities and Equity $2,630